

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 5, 2012

<u>Via Email</u>
Jason A. Napolitano
Executive Vice President and Chief Financial Officer
Heska Corporation
3760 Rocky Mountain Avenue
Loveland, Colorado 80538

> **Re: Heska Corporation**
> **Schedule TO-I filed August 27, 2012**
> **File No. 5-51279**

Dear Mr. Napolitano:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising to file on Schedule 13e-3, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any revision to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   It would appear that the offer is excepted from the tender offer rules, inclusive of the filing requirements on Schedule TO, pursuant to the parameters outlined in Rule 13e-4(h)(5). However, given that your offer is subject to Rule 13e-3, please revise and refile on Schedule 13e-3.

<u>Exhibit 1(i)- Offer to Purchase</u>

2.   Please refer to disclosure of the Board's conclusion that the offer is fair to "affiliated and unaffiliated stockholders of the company, whether or not such stockholders are eligible to participate…" Item 1014(a) of Regulation M-A requires an assessment of fairness of the transaction to unaffiliated stockholders.   Please revise throughout to clarify the conclusions as to fairness of the offer to unaffiliated stockholders who are eligible and

those who are ineligible to participate in the offer.   This comment also applies to the discussion commencing on page 10.

Questions and Answers, page 3

If I am not eligible to participate in the offer, why have I been sent these materials…, page 3

3.   To provide further context to disclosure in the second paragraph under this heading, clarify further that the securities laws consider the transaction to be a going private transaction because of the reasonable likelihood that it will result in a going private effect.

Will the Company remain a public company after the completion of the offer…, page 5

4.   Supplement your disclosure in this response or provide a cross reference to disclosure elsewhere in the Offer to Purchase that outlines the disadvantages associated with deregistration under the Exchange Act and a delisting from the Nasdaq Stock Market.

Determination of Fairness of Offer by our Board of Directors, page 10

5.   Much of the disclosure in this section addresses fairness to all shareholders. As noted in comment 2, please revise the disclosures regarding fairness of the transaction throughout the document to separately address fairness to unaffiliated shareholders who are eligible to participate from those who will be ineligible to participate in the offer.

6.   Please expand your discussion of the Board's consideration of the Company's "financial performance to date", in arriving at what you describe as a "fair and equitable price". Identify, for example, specific aspects of the company's performance and any quantitative analysis that the Board considered in deriving the offer price. Also, if material, describe in further detail, how the Board arrived at a price in light of restrictions imposed by the Credit Agreement.

7.   Please provide more analysis of why the company is seeking to effect the transaction, which has the potential to result in a going private effect, *at this time* as opposed to other times in the company's operating history. See Item 1013(c) of Regulation M-A.

8.   Please disclose the other prices, if any, that the Board believed would be a "fair and motivating price" for shareholders to tender. If other prices were considered and rejected, please explain the fairness considerations that the Board undertook when it rejected other prices.

9.   You disclose that the Board considered current market prices and historical stock prices in determining the fairness of the purchase price. We refer you to the range of the closing high prices for the common stock during the last 52 weeks ended June 30, 2012 which ranged from $6.53 to $13.00. Given the premium to the purchase price at the high end of

the range, please revise to further address how the Board considered historical prices and why it ultimately decided on the price of $8.50 per share.

10.   Please explain in greater detail why the board did not consider the $9.12 book value per share as relevant as the market price for purposes of determining that the terms of the offer were fair to unaffiliated shareholders.

Conditions to the Offer, page 12

11.   We note your reservation of the right to amend the offer at "any time and from time to time." Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that a least five business days remain in the offer following notice of the material change.

12.   You disclose under this heading that should you fail to exercise any of your rights, such failure shall not "constitute a waiver of those rights." Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Expiration and Extension of the Offer…, page 13

13.   The disclosure regarding termination of the offer in the third paragraph under this heading is potentially confusing and duplicative of disclosure that appears in the first paragraph. Please remove duplicative disclosure and ensure you disclose that the offer can only be terminated if the conditions to the offer are not satisfied at or prior to the expiration of the offer.

Incorporation of Certain Documents by Reference, page 20

14.   Advise us of the authority upon which the company relies to incorporate documents filed in the future by reference. Alternatively, revise this section to affirmatively state that Heska Corporation will amend the Schedule 13E-3 to the extent it determines that it must incorporate by reference any documents filed in the future.

Closing Information

        Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):　　Scott A. Berdan, Esq.
　　　　　　　　Holland & Hart LLP